Suite 300, 412 Creamery Way, Exton, PA 19341

July 12, 2005

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United State Securities and Exchange Commission

Mail Stop 3-8

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:  Daou Systems Form 10-K for December 31, 2004 filed March 30, 2005 File No. 000-22073

Dear Mr. Moran:

Daou Systems, Inc. (“Daou” or the “Company”) appreciates that the Securities and Exchange Commission’s (“SEC”) purpose is to assist Daou in its compliance with applicable disclosure requirements and enhance the overall disclosure in its filing.  The following are Daou’s responses to the comments in your letter to Daou dated June 20, 2005:

SEC Comment:                    Item 6.  Selected Financial Data, page 17

1.     Include a brief description of, or cross reference to other disclosure in your filing, the items that materially impact the comparability of the information presented in your selected financial data, including but not limited to:

•      The elimination of Daou Technology Center in the first quarter of 2004;

•      The restructuring charges and credits presented in Note 3; and

•      The suspension of the Employee Stock Purchase Plan.

Daou Response:                   The elimination of the Daou Technology Center (“DTC”) in the first quarter of 2004 was disclosed in the following documents:

•      The Form 8-K dated 11/4/03 containing the press release announcing Daou’s intention to discontinue providing support center management services to one hospital and one Integrated Delivery Network (IDN) in the Indianapolis, IN region (see Exhibit I attached).

•      The Form 10-K for fiscal 2004, dated 3/30/05

a)     Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 20 - see Exhibit II attached)

•      The Form 10-K for fiscal 2003, dated 3/30/04

a)     Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 19 - see Exhibit II attached)

To improve the financial disclosure of the impact of this strategic decision, Daou proposes to amend its Form 10-K for the year ended December 31 2004 to include a breakdown of revenue and associated costs of revenue related to its support center management services in the supplemental information at the bottom of the Selected Financial Data table in Item 6.  See attached Exhibit III for proposed changes.

The restructuring charges and credits were disclosed in the following documents:

•      The Form 10-K for fiscal 2004, dated 3/30/05

a)     Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations – Years Ended December 31, 2003 and 2002 (page 23 - see Exhibit IV attached)

b)    Footnote 3 – Restructuring Charges (pages 36-37; see Exhibit IV attached)

•      The Form 10-K for fiscal 2003, dated 3/30/04

a)     Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations – Years Ended December 31, 2003 and 2002 (page 22 - see Exhibit V attached)

b)    Footnote 3 – Restructuring Charges (pages 39-40; see Exhibit V attached)

To improve the financial disclosure of the impact of this strategic decision, Daou proposes to amend its Form 10-K for the year ended December 31, 2004 to include appropriate statements (in Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations) regarding this restructuring activity.  This additional disclosure is included as the attached Exhibit VI.

The suspension of the Employee Stock Purchase Plan (ESPP) was disclosed in the following documents:

•      The Form 10-K for fiscal 2004, dated 3/30/05

a)     Footnote 8 – Stockholders’ Equity – Employee Stock Purchase Plan (page 40 - see Exhibit VII attached)

•      The Form 10-K for fiscal 2003, dated 3/30/04

a)     Footnote 8 – Stockholders’ Equity – Employee Stock Purchase Plan (page 43 - see Exhibit VII attached)

While Daou feels that this was an important disclosure concerning Daou’s stockholders’ equity activity, the Company believes that further disclosures were neither required nor necessary for a full understanding of the financial statements.  The amount of shares sold to employees over the term of the Plan was less than 3% of the total outstanding common shares, and the Company concluded it was not material enough to warrant further discussion elsewhere in Daou’s Form 10-K.

SEC Comment:                    Item 8.  Financial Statements, page 26

Balance Sheets, page 28

2.     Please tell us if Series A Convertible Preferred Stock is convertible into cash and/or a fixed or variable number of common shares.  Include in your response the calculation to convert the preferred shares outstanding as of December 31, 2004 into common shares.  Tell us why you present the preferred shares as permanent equity given the convertibility of these shares is outside of your control.  See ASR No. 268 and paragraph 5 of EITF No. 05-2.

Daou Response:                   On July 26, 1999, 2,181,818 shares of Series A Preferred Stock were issued at $5.50 per share to a related party.  These shares were recently renamed Series A-1 Preferred Stock (see the Daou Response to SEC Comment number 7 below).  As of November 9, 2000, the holders of the Series A-1 Preferred Stock had the right to cause the Company to redeem their Series A-1 Preferred Stock for approximately $12.9 million.  At that time, as a consequence of the resignation of the Company’s then chief executive officer, Larry Grandia, the holders of the Series A-1 Preferred Stock and the Company entered into an agreement whereby the holders of the Series A-1 Preferred Stock permanently waived their redemption rights in return for $2.0 million in cash and warrants to purchase 3,540,000 shares of the Company’s common stock exercisable at $0.01 per share.  Additionally, as a result of this transaction, the Company reclassified the Series A-1 Preferred Stock from mezzanine equity to a component of stockholders’ equity on its consolidated balance sheet as the redemption of this security was no longer at the option of the holder.  This transaction and the related accounting were originally disclosed in our Form 10-K for the year ended December 31, 2000 and then in subsequent periodic filings with the SEC.

The Series A-1 Preferred Stock is not convertible into cash; it is convertible into shares of Daou’s common stock at a fixed conversion price of $5.50 per share.  The calculation of this conversion at December 31, 2004 is as follows:

	Amount	Conversion Rate/Share	Series A Preferred Shares Convertible into Common
Initial Investment	$12,000,000	$5.50	2,181,818
Dividends Accrued	5,824,622	$5.50	1,059,022
Totals	$17,824,622		3,240,840

As a result of the Staff’s comment, Daou reviewed the terms of the Series A-1 Preferred Stock and noted that in the event of a tender offer which would result in the Company’s stockholders immediately prior to such transaction not holding at least 50% of the voting securities of the selling entity, the holders of the Series A-1 Preferred Stock would be entitled to receive for each share of such stock an amount per share at least equal to Five Dollars and Fifty Cents ($5.50) plus any accrued but unpaid dividends.  As such, Daou has concluded that it is appropriate to classify the Series A-1 Preferred Stock as mezzanine equity in accordance with ASR 268 and EITF Topic D-98.  The Company will be filing an amended Form 10-K for the year ended December 31, 2004 and an amended Form 10-Q for the first quarter ended March 31, 2005 to reclassify the Series A-1 Preferred Stock as mezzanine equity rather than stockholders’ equity on the balance sheet of these financial statements.

3.     Please tell us the nature of stockholder receivable, why it is presented as a current asset in your balance sheet and your basis for not classifying the stockholder receivable as a deduction in stockholders’ equity section.

The stockholder receivable, presented as a non-current asset in the fiscal 2004 Form 10-K balance sheet as “Due from Officers/stockholders”, represents only the interest that is accruing on the interest-bearing notes that are included in the “Notes receivable from stockholders” deduction in the stockholders’ equity section. Daou has appropriately reflected the note receivable from the purchase of the stock as a contra-equity account in the balance sheet.  Since the $119,000 value of this receivable represents only 0.6% of total assets, it was not deemed to be a material amount requiring further disclosure.

SEC Comment:                    Statements of Operations, page 29

4.     Please tell us where you classify subcontractor costs for the three years ended December 31, 2004.

Daou Response:                   Daou refers to third-party consultants, hired for specific tasks for specific customer agreements, as subcontractors.  For each of the three years ended December 31, 2004, subcontractor costs are included in “Cost of revenue before reimbursable expenses” in the Statements of Operations.

SEC Comment:                    Notes to Financial Statements, page 33

Organization and Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

5.     Please tell us and disclose your policies for the following:

1.     Describe which types of contracts are accounted for by the percentage of completion method of accounting, your methods of estimating revenue and costs, your policy for loss recognition and the amount of contract losses charged in the three years December 31, 2004, 2003 and 2002;

2.     Describe which types of contracts are accounted for in accordance with SAB No. 101 as amended by SAB No. 104; and

3.     Tell us whether you have outsourcing contracts, if you hire client employees and, if so, your revenue recognition policy including how you recognize contingency payments, if applicable.

Daou Response:                   None of Daou’s contracts are accounted for under the percentage of completion method of accounting.

Daou recognizes all of its revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, and complies with SAB 104 requirements that the following criteria be met in determining whether revenue has been earned:

• persuasive evidence of an arrangement,

• services have been delivered,

• price is fixed and determinable, and

• collectibility is reasonably assured.

Daou records revenue from the following types of transactions: i) services performed on an hourly basis, ii) services performed on a fixed fee basis and iii) sales of material and maintenance contracts. In general, Daou enters into contracts with customers to provide services at a specified fee or rate per hour. Revenue from professional services contracts is recognized on an hourly basis as work is performed. Contract revenue for the development and implementation of network solutions under fixed-fee contracts is recognized under a proportionate performance method by determining the level of service performed based upon the amount of labor cost incurred on the project versus the total labor costs to perform the project as this is the most readily reliable measure of output (i.e. the amount of the installation complete as of any date) for an installation project.  Daou’s policy is to record a provision for a loss on a fixed fee contract during the period when the loss becomes probable and can be reasonably estimated.  The amount of the contract losses recognized was $0, $30,000, and $0 for the years ended December 31, 2004, 2003, and 2002, respectively.  Revenue from technical support, network management and help desk services is recognized on a pro-rata basis over the performance period.  Revenue from the sale of material or goods is recognized upon transfer of title as long as the four elements of revenue recognition discussed above are met.

Daou was engaged in approximately five (5) outsourcing contracts in 2002, four (4) in 2003 and one (1) in the first quarter of 2004. All contracts had expired by the end of the first quarter 2004. Daou hired client employees at the inception of one of the five outsourcing contracts that was initiated on January 23, 1998. Daou’s revenue recognition policy on outsourcing contracts is to recognize revenue ratably over the period that these services are provided. One of these contracts provided contingency payments (risk/reward) based on meeting service level criteria each month.  Daou’s policy on recognizing revenue for these contingency payments was to record the revenue in the period in which the contingency was resolved. The contingency revenue was less than 1% of the total revenue earned on this contract.

SEC Comment:                    Equipment, Furniture and Fixtures, page 34

6.     Please tell us if your landlord/tenant allowances are recorded consistently with the staff’s views on landlord/tenant incentives as summarized in a letter dated February 7, 2005 to the AICPA.  Include in your response whether:

1.     Landlord incentives or allowances are recorded as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 of the letter; and

2.     Your statement of cash flows reflect cash received and accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.

Please refer to http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

Daou Response:                   Daou’s accounting policies regarding landlord/tenant allowances are consistent with the staff’s views on landlord/tenant incentives as summarized in a letter dated February 7, 2005 from the SEC to the AICPA.  The amount of property acquired through a tenant allowance was disclosed in the fiscal 2003 supplemental cash flows on page 34 of the related Form 10-K.

SEC Comment:                    7.  Stockholders’ Equity, page 39

Convertible Preferred Stock, page 39

7.     The Amended and Restated Articles of Incorporation dated January 3, 1997 states dividends for Series A Preferred Stock are not cumulative.  Please tell us your basis for disclosing preferred shares possess cumulative dividend rights and annual dividend rate increases.

Daou Response:                   The Series A Preferred Stock described in the Company’s Amended and Restated Certificate of Incorporation  dated January 3, 1997 relates to shares of Series A Preferred Stock that were issued and outstanding prior to the Company’s initial public offering of its common stock in February 1997.  In connection with the Company’s initial public offering, all shares of its then outstanding Series A Preferred Stock were converted into common stock.  However, the Certificate of Incorporation was never amended to eliminate this series of preferred stock.

Subsequently, on July 23, 1999, the Company filed a Certificate of Designations with the Delaware Secretary of State, which authorized and designated a new series of preferred stock that was also called Series A Preferred Stock (the Certificate of Designations was filed as Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on July 29, 1999).  At that time, the Company sold shares of this new Series A Preferred Stock to certain investors.  However, because the earlier Series A Preferred Stock was never eliminated from the Company’s

Certificate of Incorporation, the new series of preferred stock issued in July 1999 should have been designated as Series A-1 Preferred Stock, not Series A Preferred Stock.  This error was recently discovered and the Certificate of Designations was corrected by a Certificate of Correction filed with the Delaware Secretary of State on June 14, 2005 (the corrected certificate will be filed as an exhibit to the Company’s next periodic report or the proposed amendment to the Company’s Form 10-K for fiscal 2004 with respect to the description of the “Series A Preferred Stock”).

SEC Comment:                    Schedule II Valuation and Qualifying Accounts, page 46

8.     Please advise or include in future filings a reconciliation of sales return allowances and loss accruals on contracts accounted for by the percentage of completion method.  See Rule 12-09 of Regulation S-X.  In your response please show us what your revised schedule will look like.

Daou Response:                   The Company provides professional information technology consulting services to the healthcare market primarily on a time and expense basis. Please see the Company’s  response to question 5 above regarding its revenue recognition policies and subsequent disclosures related thereto. The Company does not offer sales return allowances and therefore does not record a sales return valuation reserve. In the ordinary course of business, the Company will issue certain credits to its customers for substantiated billing errors. In these cases, the Company will issue an invoice discount and such credit is recorded as a reduction of revenue.  Therefore, the Company believes that Rule 12-09 of Regulation S-X (see Exhibit VIII) does not apply to its financial disclosure requirements.

If you have any additional questions or comments regarding Daou’s response to SEC comments on the financial statements and related matters, contained in your letter of June 20, 2005, you may contact the undersigned at (610) 968-2203 or, in his absence, Thomas J. Bolan at (610) 968-2206 at your convenience.

Sincerely,

John A. Roberts

Chief Financial Officer

EXHIBIT I

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  November 4, 2003

Daou Systems, Inc.

(Exact name of issuer as specified in charter)

DELAWARE	000-22073	33-0284454
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

412 Creamery Way, Suite 300

Exton, Pennsylvania 19341

(Address of principal executive offices)

(610) 594-2700

(Registrant’s telephone number, including area code)

Item 5.  Other Events.

On November 4, 2003, Daou Systems, Inc. issued a press release announcing its intention to discontinue providing support center management services to hospitals and IDNs.  A copy of the press release is attached as Exhibit 99 to this Form 8-K and is incorporated herein by reference.

Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits.

(c)          Exhibits

Exhibit No.	Description

99	Press release dated November 4, 2003, announcing the intention of Daou Systems, Inc. to discontinue providing support center management services to hospitals and IDNs.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DAOU SYSTEMS, INC.

Date: November 4, 2003	By:	/s/ John A. Roberts
John A. Roberts
Acting Chief Financial Officer

Index to Exhibits

Exhibit No.	Description

99	Press release dated November 4, 2003, announcing the intention of Daou Systems, Inc. to discontinue providing support center management services to hospitals and IDNs.

Exhibit 99

Media Contact:	Sandra Taylor, Ph.D.
Julie Chalpan	Vice President of Marketing, Daou
PR, charbaxter.communications	610.594.2700
770.736.3100	sandra.taylor@daou.com
jchalpan@charbaxter.com

Daou Systems, Inc. to Discontinue Support Center Outsourcing

EXTON, Pa., November 4, 2003 — Daou Systems, Inc. (OTC Bulletin Board: DAOU) today announced its intention to discontinue providing support center management services to hospitals and IDNs.  This move will include the closing of its Indianapolis-based Daou Technology Center (DTC), which provides Help Desk and Desktop support services on an outsourcing basis to two regional hospital providers: Indianapolis’ Community Health Network (CHN) and St. Vincent Health.

Daou will complete its existing contracts with the two organizations and expects to conclude the transition of these services and employees by February 26, 2004. The two contracts represented approximately 11 percent of Daou’s total net revenues for the six months ended June 30, 2003. The decision is consistent with the Company’s strategy to eliminate lower-margin services to enhance overall operating margins and consistently achieve profitability.  This decision impacts 46 Daou employees.

“We’re proud of the work and value our people have delivered during the six-year period of providing this service to our clients,” said Daniel J. Malcolm, Daou’s president and chief executive officer. “Help-desk outsourcing is a key service that is clearly needed in healthcare but with so few investment dollars available, it is a service that the industry found difficult to afford.  Without critical mass, meaningful growth in this area was not forthcoming.  Working with our current customers, we are hopeful to transition many of our DTC staff to these organizations.”  Malcolm added, “While we are terminating our outsourcing environment, we will continue to provide customers with best practices expertise in Help Desk, Break/Fix, and Desk Top support.  This is a difficult yet prudent decision as it gives management more time to focus on the growth areas of our business and accelerate the growth strategy for our company.”

About Daou

Daou Systems, Inc. provides expert consulting and management services to healthcare organizations in the design, deployment, and support of IT infrastructure and application systems. Daou offers a range of comprehensive services, from strategic consulting, to IT application design and implementation, to government and integration services to best practices expertise in help desk, break/fix, and desk top support. Daou has provided services to more than 1,600 healthcare organizations, including government healthcare and leading private and public hospitals, managed care organizations on both the payer and provider sides of the market, as well as integrated healthcare delivery networks (IDNs). Daou Systems, Inc. is a publicly traded company listed on the OTC Bulletin Board under the stock symbol DAOU.

###

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such statements are only predictions and actual events or results may differ materially. Forward-looking statements usually contain the word “estimate,” “anticipate,” “hope,” “believe,” “think,” “expect,” “intend,” “plan” or similar expressions. The forward-looking statements included herein are based on current expectations and certain assumptions and entail various risks and uncertainties, including risks and uncertainties relating to: the Company’s ability to achieve a successful sales program and to obtain new customer contracts; the relatively longer sales cycle in obtaining new customers and larger contracts; industry spending patterns and market conditions, including seasonal trends; the reduction in size, delay in commencement or loss or termination of one or more significant projects; the management of the Company’s consolidated operations; management of future growth; the Company’s ability to continually offer services and products that meet its customers’ demands, as new technologies or industry standards could render its services obsolete or unmarketable; the ability of the company to successfully execute strategies for realizing shareholder value; and the effects of healthcare industry consolidation and changes in the healthcare regulatory environment on existing customer contracts. These uncertainties and risk factors, as well as the matters set forth in the Company’s Annual Report on Form 10-K under the caption “Risk Factors” and its other SEC filings, could cause actual results to differ materially from those indicated by these forward-looking statements. These forward-looking statements reflect management’s opinion only as of the date of this press release and the Company assumes no obligation to update or publicly announce revisions to any such statements to reflect future events or developments.

Exhibit II

Daou Systems, Inc.

Excerpt from fiscal 2004 Form 10-K (page 20) dated 3/30/05

Elimination of the DTC

We discontinued providing support center management services to hospitals and IDNs, with the completion of the final contract in the first quarter of 2004. This decision included the closing of our Indianapolis-based Daou Technology Center (DTC), which provided Help Desk and Desktop support services on an outsourcing basis to two regional hospital providers: Indianapolis’ Community Health Network (CHN) and St. Vincent Health.

The CHN contract ended on December 31, 2003 and the St. Vincent contract ended on February 25, 2004. The two contracts represented approximately $4.5 million or 11 percent of Daou’s total net revenues for the year ended December 31, 2003, compared to $941,000 or 3% for the year ended 2004.

Excerpt from fiscal 2003 Form 10-K (page 19) dated 3/30/04

Elimination of the DTC

We discontinued providing support center management services to hospitals and IDNs, with the completion of the final contract in the first quarter of 2004. This decision included the closing of our Indianapolis-based Daou Technology Center (DTC), which provided Help Desk and Desktop support services on an outsourcing basis to two regional hospital providers: Indianapolis’ Community Health Network (CHN) and St. Vincent Health.

The CHN contract ended on December 31, 2003 and the St. Vincent contract ended on February 25, 2004. The two contracts represented approximately $4.5 million or 11 percent of Daou’s total net revenues for the year ended December 31, 2003. The decision is consistent with the Company’s strategy to eliminate lower-margin services to enhance overall operating margins and consistently achieve profitability. We were able to migrate 35 of the approximately 40 employees that were dedicated to support center services to our former customers.

Exhibit III

Daou Systems, Inc.
Proposed Table to be Included in an Amended Form 10-K

For the Purpose of Providing Additional Disclosures

Regarding the Closure of the Daou Technology Center (see italics)

	Years ended December 31,
	2000	2001	2002	2003	2004
Revenue before reimbursements (net revenue)	$63,748	$41,082	$37,935	$42,161	$27,107
Cost of revenue before reimbursable expenses	58,700	30,964	26,128	28,760	20,479
Gross profit	5,048	10,118	11,807	13,401	6,628
Operating expenses:
Sales and marketing	5,715	3,309	4,807	4,550	3,208
General and administrative	12,083	8,919	8,611	6,670	6,428
Restructuring (credits) charges	2,133	1,263	1,598	(252)	—
Total operating expenses	19,931	13,491	15,016	10,968	9,636
Income (loss) from operations	(14,883)	(3,373)	(3,209)	2,433	(3,008)
Other income, net	699	421	270	207	209
Income (loss) before income taxes	(14,184)	(2,952)	(2,939)	2,640	(2,799)
Provision for income taxes	—	—	—	(52)	(36)
Net income (loss)	(14,184)	(2,952)	(2,939)	2,588	(2,835)
Dividends on preferred stock	(4,837)	(854)	(1,054)	(1,290)	(1,571)
Net income (loss) available to common stockholders	$(19,021)	$(3,806)	$(3,993)	$1,298	$(4,406)
Net income (loss) available to common stockholders per common share:
Basic	$(1.07)	$(0.22)	$(0.21)	$0.06	$(0.20)
Diluted	$(1.07)	$(0.22)	$(0.21)	$0.05	$(0.20)
Shares used in computing net income (loss) per common share:
Basic	17,712	17,682	19,075	20,821	21,656
Diluted	17,712	17,682	19,075	26,513	21,656
Cash, cash equivalents, restricted cash and short-term investments	$10,586	$15,074	$12,394	$13,147	$11,069
Total assets	26,832	24,384	24,640	25,228	18,680
Total stockholders’ equity	$20,360	$17,308	$14,469	$17,045	$14,275
Support Center Management Services * - Revenue	$—	$3,947	$4,066	$4,625	$941
- Cost of revenue	$—	$3,114	$3,624	$3,668	$562

* This service line was discontinued in the first quarter of fiscal 2004.

Exhibit IV

Daou Systems, Inc.

Excerpt from fiscal 2004 Form 10-K (page 22) dated 3/30/05

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Years Ended December 31, 2003 and 2002

In the third quarter of 2003, we were able to reduce our obligations relating to unused office space resulting in the reversal of $252,000 of previously accrued restructuring charges. The amount has been recorded as a restructuring credit in the statement of operations as the original provision was recorded as a restructuring expense in the period in which the charge was recorded.

Excerpt from fiscal 2004 Form 10-K (pages 36-37) dated 3/30/05

3. Restructuring Charges

The Company recorded restructuring charges for years prior to 2003 in accordance with SEC SAB No. 100, Restructuring And Impairment Charges, and EITF No. 94-3, Liability Recognition For Certain Employee Termination Benefits And Other Costs To Exit An Activity (Including Certain Costs Incurred In A Restructuring). Effective January 1, 2003, the Company follows the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

As of December 31, 2002, as part of its strategy to position itself for continued growth in the marketplace, the Company reorganized its management structure, consolidated operations and eliminated certain non-strategic services. In addition, in the fourth quarter of 2002, the Company increased its estimate of costs and related sublease income related to previously announced closures of certain facilities. These combined actions resulted in a workforce reduction of approximately 16 employees and a restructuring charge in the fourth quarter of 2002 of $1.6 million.

The following table summarizes the activity in the Company’s accrued restructuring liability:

	Severance costs for involuntary employee terminations	Costs related to closure and combination of facilities	Total
Balance at December 31, 2001	$151	$1,161	$1,312
Year Ended December 31, 2002:
Reserve established	1,065	533	1,598
Reserve utilized	(222)	(1,064)	(1,286)
Balance at December 31, 2002	994	630	1,624

Year Ended December 31, 2003:
Reserve established	—	—	—
Reserve utilized	(994)	(309)	(1,303)
Other adjustments (a)		(252)	(252)
Balance at December 31, 2003	—	69	69

Year Ended December 31, 2004:
Reserve established
Reserve utilized	—	(31)	(31)
Balance at December 31, 2004	$—	$38	$38

(a)      In the third quarter of 2003, the Company was able to reduce its obligations relating to unused office space. The amount has been recorded as a restructuring credit in the statements of operations as the original provision was recorded as a restructuring expense in the period in which the charge was recorded.

Exhibit V

Daou Systems, Inc.

Restructuring Activity

Excerpt from fiscal 2003 Form 10-K (page 22) dated 3/30/04

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Years Ended December 31, 2003 and 2002

In the third quarter of 2003, we were able to reduce our obligations relating to unused office space resulting in the reversal of $252,000 of previously accrued restructuring charges. The amount has been recorded as a restructuring credit in the statement of operations as the original provision was recorded as a restructuring expense in the period in which the charge was recorded.

Excerpt from fiscal 2003 Form 10-K (pages 39-40) dated 3/30/04

3.    Restructuring Charges

The Company recorded restructuring charges for years prior to 2003 in accordance with SEC SAB No. 100, Restructuring And Impairment Charges, and EITF No. 94-3, Liability Recognition For Certain Employee Termination Benefits And Other Costs To Exit An Activity (Including Certain Cost Incurred In A Restructuring). Effective January 1, 2003, the Company follows the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

As of December 31, 2002, as part of its strategy to position itself for continued growth in the marketplace, the Company reorganized its management structure, consolidated operations and eliminated certain non-strategic services. In addition, in the fourth quarter of 2002, the Company increased its estimate of costs and related sublease income related to previously announced closures of certain facilities. These combined actions resulted in a workforce reduction of approximately 16 employees and a restructuring charge in the fourth quarter of 2002 of $1.6 million. During the year ended December 31, 2001, the Company recorded restructuring charges totaling $1.3 million in connection with its decision to close and combine certain facilities. These charges included severance costs related to a reduction in workforce of approximately 28 employees and the costs estimated to be incurred in connection with the closure of certain facilities. During the year ended December 31, 2000, the Company recorded restructuring charges totaling approximately $2.1 million in connection with the various actions to reduce the cost structure of the Company. These charges included severance costs related to a reduction in workforce of approximately 50 employees and the closure of certain facilities.

The following table summarizes the restructuring and other related charges recorded, and the related activity to such charges, in the years ended December 31, 2003, 2002 and 2001 (in thousands).

	Severance costs for involuntary employee terminations	Costs related to closure and combination of facilities	Total
Balance at December 31, 2000	$393	$913	$1,306
Year Ended December 31, 2001:
Reserve established	310	953	1,263
Reserve utilized	(552)	(705)	(1,257)
Balance at December 31, 2001	151	1,161	1,312
Year Ended December 31, 2002:
Reserve established	1,065	533	1,598
Reserve utilized	(222)	(1,064)	(1,286)
Balance at December 31, 2002	994	630	1,624
Year Ended December 31, 2003:
Reserve established
Reserve utilized	(994)	(309)	(1,303)
Other adjustments (a)		(252)	(252)
Balance at December 31, 2003	$—	$69	$69

(a)   In the third quarter of 2003, the Company was able to reduce its obligations relating to unused office space. The amount has been recorded as a restructuring credit in the statement of operations as the original provision was recorded as a restructuring expense in the period in which the charge was recorded.

Exhibit VI

Daou Systems, Inc.

Proposed Disclosure in Fiscal 2004 Amended Form 10-K

For the Purpose of Providing Additional Information

Regarding Restructuring Activity (see italics)

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Years Ended December 31, 2003 and 2002

As of December 31, 2002, as part of its strategy to position itself for continued growth in the marketplace, the Company reorganized its management structure, consolidated operations and eliminated certain non-strategic services. In addition, in the fourth quarter of 2002, the Company increased its estimate of costs and related sublease income related to previously announced closures of certain facilities. These combined actions resulted in a workforce reduction of approximately 16 employees and a restructuring charge in the fourth quarter of 2002 of $1.6 million.

In the third quarter of 2003, we were able to reduce our obligations relating to unused office space resulting in the reversal of $252,000 of previously accrued restructuring charges. The amount has been recorded as a restructuring credit in the statement of operations as the original provision was recorded as a restructuring expense in the period in which the charge was recorded.

Additional details are provided in Note 3 of the accompanying Notes to Financial Statements.

Exhibit VII

Daou Systems, Inc.

Excerpt from fiscal 2004 Form 10-K (page 40) dated 3/30/05

Employee Stock Purchase Plan

In May 2000, the Company adopted the Daou Systems, Inc. Employee Stock Purchase Plan (“ESPP”), under which 1,500,000 shares of the Company’s common stock are reserved for issuance. Under the ESPP, eligible employees are allowed to purchase common stock at six-month intervals at the lower of the fair market value at the beginning of the measurement period or 85% of the fair market value at the end of the measurement period. On December 31, 2002 and June 30, 2002, the Company issued 105,571 shares of common stock at $.3485 per share and 54,237 shares of common stock at $.8415 per share, respectively. At December 31, 2002, 904,189 shares remained available for future issuance under the ESPP. The Company has placed the ESPP in suspended status since January 1, 2003.

Excerpt from fiscal 2003 Form 10-K (page 43) dated 3/30/04

Employee Stock Purchase Plan

In May 2000, the Company adopted the Daou Systems, Inc. Employee Stock Purchase Plan (“ESPP”), under which 1,500,000 shares of the Company’s common stock are reserved for issuance. Under the ESPP, eligible employees are allowed to purchase common stock at six-month intervals at the lower of the fair market value at the beginning of the measurement period or 85% of the fair market value at the end of the measurement period. On December 31, 2002 and June 30, 2002, the Company issued 105,571 shares of common stock at $.3485 per share and 54,237 shares of common stock at $.8415 per share, respectively. At December 31, 2002, 904,148 shares remained available for future issuance under the ESPP. The Company has placed the ESPP in suspended status since January 1, 2003.

Exhibit VIII

Daou Systems, Inc.
Rule 12-09 of Regulation S-X

Reg. § 210.12-09.

Column A	Column B	Column C Additions		Column D	Column E
Description(1)	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charged to other accounts— describe	Deductions— describe	Balance at end of period

1.     Footnote

2.     (1) List, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. Identify each such class of valuation and qualifying accounts and reserves by descriptive title. Group (a) those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply and (b) those reserves which support the balance sheet caption, Reserves. Valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the information called for under columns C and D need not be given.